EXHIBIT 99.1

Aeterna Zentaris Inc. 1405 du Parc-Technologique Blvd.

Québec (Québec) Canada G1P 4P5 T 418 652-8525 F 418 652-0881

www.aezsinc.com

Aeterna Zentaris Announces Pricing of US$16.5 Million Public Offering of Common Shares and Warrants	Press Release For immediate release

Québec City, Canada, October 12, 2012 – Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZ) (the “Company”) today announced the pricing of its previously announced public offering of 6.6 million units (the “Offering”), with each unit consisting of one common share and 0.45 of a warrant to purchase one common share, at a purchase price of US$2.50 per unit. Each warrant will be exercisable for a period of five years following the issuance thereof at an exercise price of US$3.45 per share. Net proceeds from the Offering are expected to be approximately US$15.2 million, after deducting underwriting commissions and other expenses related to the Offering.

Roth Capital Partners, LLC is acting as the sole manager for the Offering.

The Offering is expected to close on or about October 17, 2012, subject to customary closing conditions including, but not limited to, the receipt of all necessary regulatory approvals, including the approvals of the Toronto Stock Exchange and the NASDAQ Global Market.

The Company intends to use the net proceeds from the Offering to continue to fund its ongoing drug development activities, particularly for the continued development of perifosine in multiple myeloma and the advancement of its AEZS-108 and AEZS-130 programs, as well as for general corporate purposes and working capital.

The Offering is being conducted pursuant to the Company’s effective shelf registration statement on Form F-10 filed with the U.S. Securities and Exchange Commission (the “SEC”), its corresponding Canadian base shelf prospectus and an exemption from the Autorité des marchés financiers permitting the Company to offer common shares and warrants in the United States. A final prospectus supplement relating to the Offering, along with the accompanying base shelf prospectus, will be filed with the SEC and with the securities regulatory authority in each of the provinces of Canada. A copy of the final prospectus supplement and the accompanying base shelf prospectus can be obtained on the SEC’s website at www.sec.gov or on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com. Copies of the final prospectus supplement and the accompanying base shelf prospectus relating to the Offering may be obtained, when available, upon request by contacting Roth Capital Partners, LLC, 888 San Clemente Drive, Newport Beach, CA 92660, (800) 678-9147, e-mail: rothecm@roth.com

This press release does not and shall not constitute an offer to sell or the solicitation of an offer to buy any of the Company’s securities, nor shall there be any sale of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Aeterna Zentaris

Aeterna Zentaris is an oncology and endocrinology drug development company currently investigating treatments for various unmet medical needs. The Company’s pipeline encompasses compounds at all stages of development, from drug discovery through to marketed products. For more information please visit www.aezsinc.com.

Forward-Looking Statements

This press release contains forward-looking statements made pursuant to the safe harbour provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the risk that safety and efficacy data from any of our Phase 3 trials may not coincide with the data analyses from previously reported Phase 1 and/or Phase 2 clinical trials, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or by applicable law.

Investor Relations

Ginette Beaudet Vallières

Investor Relations Coordinator

(418) 652-8525 ext. 265

gvallieres@aezsinc.com

Media Relations

Paul Burroughs

Director of Communications

(418) 652-8525 ext. 406

pburroughs@aezsinc.com